SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                Amendment No. 1

                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 7, 2003
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 14 Pages


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                                                                    Page 2 of 14

1.       NAME OF REPORTING PERSON

         Chelsey Capital Profit Sharing Plan

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) {x}
                                                                (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                      { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         EP

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                                                                    Page 3 of 14

1.       NAME OF REPORTING PERSON

         Chelsey Direct, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) {x}
                                                                    (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                        { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         OO

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) {x}
                                                                  (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     29,446,888 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     29,446,888 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN


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                                                                    Page 5 of 14


1.       NAME OF REPORTING PERSON

         DSJ International Resources Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) {x}
                                                                 (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         CO, HC

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                                                                    Page 6 of 14

1.       NAME OF REPORTING PERSON

         Stuart Feldman

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) {x}
                                                                   (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)   { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     160,900 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     160,900 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,607,788 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.4%

14.      TYPE OF REPORTING PERSON

         IN

Item 4. Purpose of the Transaction

       As previously reported, the Reporting Persons acquired on May 20, 2003 the shares of the Preferred Shares and 29,446,888 shares of the Common Stock described in Item 5(c) at a purchase price which is less than fifty (50%) percent of the current accreted liquidation preference of the shares of the Preferred Shares so acquired. The Reporting Persons believed at the time this Statement was initially filed, and still believe, that the current accreted liquidation preference of the Preferred Shares substantially exceeds the net equity value of the Issuer. The Reporting Persons acquired the 160,900 shares of the Common Stock on May 16, 2003 while exploring what actions they may take with respect to an equity interest in the Issuer.

       Although the Reporting Persons, prior to the acquisition of the securities on May 20, 2003, discussed with members of the Issuer's management a possible recapitalization of the Issuer, the Reporting Persons, at the time this Statement was initially filed, had no specific proposal or plan to present to management and the shareholders of Issuer. The Reporting Persons subsequently received from the Issuer a letter dated July 7, 2003, a copy of which is annexed hereto as Exhibit B. The Reporting Persons responded to the Issuer by letter dated July 11, 2003, a copy of which is annexed hereto as Exhibit C. Although the Reporting Persons currently have no specific proposal or plan to present to management and the shareholders of the Issuer, the Reporting Persons reserve the rights set forth in the last paragraph of this Section 4.

       Without limiting the foregoing paragraph, the Reporting Persons currently have no specific plans or proposals which would result in:

       (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board should they occur;

       (e) Any material change in the present capitalization (except as described above) or in the dividend policy of the Issuer;

       (f) Any other material change in the Issuer's business or corporate structure;

       (g) Changes in the Issuer's charter or bylaws or other actions which might impede the acquisition of control of the Issuer by any person;

       (h) Causing the Common Stock to be delisted from the American Stock Exchange;

       (i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

       (j) Any action similar to any of those enumerated.

       However, the Reporting Persons reserve the right to acquire additional shares of the Common Stock in the open market or otherwise, to seek significant representation on the Issuer's Board of Directors and/or to pursue any of the above items which they deem appropriate. The Reporting Persons also reserve the right to sell the shares that they have purchased.


Item 7. Material to be Filed as Exhibits



       Exhibit A         Purchase and Sale Agreement dated as of May 19, 2003
                         between Richemont Finance S.A. and
                         Chelsey Direct, LLC. (previously filed)

       Exhibit B.        Letter, dated July 7, 2003, from Mr. Thomas C. Shull
                         to Messieurs  Johann Rupert and Stuart Feldman.

       Exhibit C.        Letter, dated July 11, 2003, from Chelsey Direct, LLC
                         to Mr. Thomas C. Shull.

                                   Signatures

       After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 1 to the Statement on Schedule 13D is true, complete and correct.

Date: July 14, 2003
                           Chelsey Capital Profit Sharing Plan

                           By: /s/ William B. Wachtel
                               ----------------------
                               William B. Wachtel, its
                               Trustee



                           Chelsey Direct, LLC

                           By: /s/ William B. Wachtel
                               ----------------------
                               William B. Wachtel, its
                               Manager



                               /s/ William B. Wachtel
                               ----------------------
                               William B. Wachtel



                           DSJ International Resources Ltd.

                           By: /s/ Stuart Feldman
                               ----------------------
                               Stuart Feldman, its
                               President



                               /s/ Stuart Feldman
                               ----------------------
                               Stuart Feldman

                                  Exhibit Index

Exhibit B.        Letter, dated July 7, 2003, from Mr. Thomas C. Shull to
                  Messieurs  Johann Rupert and Stuart Feldman.

Exhibit C.        Letter, dated July 11, 2003, from Chelsey Direct, LLC to
                  Mr. Thomas C. Shull.

                                    Exhibit B

July 7, 2003



Mr. Johann Rupert
Chief Executive
Richemont Finance S.A.
Rigistrasse 2
6300 Zug
Switzerland

Mr. Stuart Feldman
President
Chelsey Capital
712 Fifth Avenue, 45th Floor
New York, New York 10019

                  Re: Hanover Direct, Inc.

Gentlemen:

         As indicated in our Current Report on Form 8-K filed with the United States Securities and Exchange Commission on May 27, 2003, the Company believes that Richemont Finance S.A.'s reported sale of its interest in Hanover Direct, Inc. to Chelsey Capital occurred while Richemont was in possession of material, non-public information and, therefore, an insider. We have been advised that a transfer under these circumstances was improper under both federal and state law. The Company has made the American Stock Exchange aware of the Company's belief that Richemont reportedly sold its position to Chelsey Capital while in the possession of material, non-public information concerning the Company. Additionally, a senior official of the Securities and Exchange Commission has been briefed on the Company's position. We are writing to both of you to offer a proposal that could benefit all parties and preclude a potentially protracted and costly dispute between us and any burdens of the indemnification provisions in the Purchase and Sale Agreement between Richemont and Chelsey Capital.

         As indicated in the Company's Current Report on Form 8 K filed with the SEC on May 22, 2003, Hanover made a proposal to Richemont on May 13, 2003 to purchase all the Common Shares and Series B Preferred Shares held by it for a purchase price of US $45 million. This proposal was subject to a number of material contingencies, including the consummation of the sale of certain assets of Hanover to a third party or parties within 120 days and the consent of Hanover's Board of Directors, shareholders and its secured lender to such transactions.

         Since this offer, we have continued to investigate value creation opportunities, and now are in a position to make a definitive proposal to Chelsey and Richemont to purchase all the Series B Preferred Shares and 29,446,888 common shares for a purchase price of US $45 million. This proposal is subject to a number of material contingencies, including the consummation of the sale of certain of the Company's assets to a third party within 60 days and the consent of Hanover's Board of Directors and its secured lender, as well as Hanover's shareholders, if necessary, to such transactions.

         Our proposed transaction may require an additional cash outlay from the Company due to transaction costs, tax liabilities and necessary payments to creditors. Despite this, we believe this transaction will produce a fair and reasonable outcome for the Company's creditors, Richemont, Chelsey, and Hanover's common shareholders. For Richemont, this outcome would be wholly consistent with the spirit and intent of Jan du Plessis' comments at our annual shareholders' meeting on May 4, 2000 and with the desire you expressed directly to me in my visit to your company in Zug in June 2001 to effect an honorable exit from your investment in our Company. For Hanover's common shareholders, it retires the Series B Preferred Stock and 29,446,888 common shares.

         Please let me assure you that Hanover Direct, Inc. and its Board of Directors are firmly committed to effecting the outcome outlined in this proposal and look forward to working with Chelsey and Richemont in its consummation.

         I look forward to our continued dialogue and progress in this endeavor. We would deeply appreciate a response to this correspondence by the close of business on July 11, 2003.

Sincerely,



Thomas C. Shull

cc:  Board of Directors
     Eloy Michotte
     Jan du Plessis
     Morris Kramer
     William B. Wachtel
     Sarah Hewitt

                                   Exhibit C

                               Chelsey Direct, LLC
                          712 Fifth Avenue, 45th Floor
                               New York, NY 10019




                                    July 11, 2003

Mr. Thomas C. Shull
Hanover Direct, Inc.
115 River Road
Edgewater, NJ 07020


                  Re: Hanover Direct, Inc.

Dear Mr. Shull,

       As you requested, we are replying to your letters of July 7, 2003 and July 10, 2003. Because of the importance of this matter and the potential consequences of the course of conduct you are pursuing, we have taken the liberty of forwarding copies of this letter and your July 7th letter (copy attached) to your Board of Directors. In light of the fact that we agreed that the substance of our meeting on July 9th would be held in confidence and in light of the fact that your July 10th letter summarizes (incorrectly) that meeting, we have not enclosed a copy of that letter.

       We gather from your July 7th letter's references to the need for the approval of your shareholders, that the Company is pursuing the sale of all or substantially all of its assets, or merging with another entity. Following such a transaction, the Series B Preferred Shares which we own will be entitled to receive all of the net proceeds following the repayment of senior debt up to the current accreted liquidation preference of approximately $105MM. Based on normal multiples of EBITDA, we believe that all of the equity value of the Company resides in the Series B Preferred Stock. Accordingly, since we ascribe no value to the Common Shares, your $45MM offer for our securities of the Company (the "Securities") grossly undervalues our Preferred Shares.

       The coercive context in which you have made this offer is even more disturbing, however. As you will recall, prior to our acquisition of the Securities from Richemont, we discussed with you our interest in the Securities and offered to work cooperatively with you to align the interests of the different classes of equity. At that time you did not indicate that there was any impediment to the transfer of the Securities, and indicated to us that we should not offer more than $35MM for the Securities. From your subsequent filings, we have discovered that while advising us to pay no more than $35MM, you were secretly negotiating with Richemont to purchase the Securities for $45MM, albeit in a transaction replete with uncertainties. Your letter of July 10th confirms that you were seeking to conclude a deal with Richemont while speaking to us.

                                                                   Page 14 of 14
Mr. Shull
July 11, 2003
P.2 of 2

       After failing in this stratagem, you have complained to the Securities and Exchange Commission and the American Stock Exchange about the behavior of the seller. Although Chelsey, the buyer, would have been the party injured by the inappropriate behavior on the part of Richemont that you allege, you are attempting to use a law intended to protect Chelsey as a sword to deprive it of the property for which we have paid a substantial sum.

       In light of your inadequate and grossly undervalued offer, we trust that the regulatory authorities will recognize your efforts for what we believe them to be--an attempt to pressure us to sell our property for less than its fair value, using your corporate office and the resources of the Company to do so.

       We will reserve for another occasion a response to the mischaracterizations in your July 10th letter of our assertions with respect to your duties. Suffice it to say, your pursuit of a transaction requiring shareholder approval is a recognition on your part and the part of the Board that such a transaction would be in the best interests of the Company. It would be curious, to say the least, to determine that such a transaction should not be pursued merely because we have refused to forfeit valuable rights.

       We remind you that you owe a duty to us, as the owners of all, or at worst, virtually all of the Company's equity value. We remind you of your duty to us to complete the ministerial act of recording an ownership of the Securities which have properly been presented for transfer and with respect to which no adverse claim has been asserted. We trust you will continue to pursue a transaction to realize benefit for your equity holders.

       It goes without saying that you will be held strictly accountable for any breach of these duties.


                               Very truly yours,
                               Chelsey Direct, LLC

                               By:  s/William Wachtel
                                  ---------------------------------------------
                                      William Wachtel


cc:  Board of Directors


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